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                                                                      Exhibit 99



AMENDMENT NO. 1
1994 STOCK OPTION PLAN


         Section 3 of Bell Industries, Inc.'s 1994 Stock Option Plan is hereby amended to provide that the number of shares of Common Stock which may be issued pursuant to options granted under said Plan be increased from 500,000 to One Million subject to further adjustment under the anti-dilution provisions of
Section 16 of the Plan. This amendment was approved by the Company's Shareholders at the Company's Annual Meeting of Shareholders held May 13, 1997.



Dated:  May 13, 1997                          BELL INDUSTRIES, INC.



                                              By /s/ JOHN J. COST
                                              ----------------------------------
                                              John J. Cost, Secretary